UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report March 25, 2025

PGD ECO SOLUTIONS, INC.

(Exact name of issuer as specified in its charter)

Wyoming	87-2595116
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

7306 Skyview Ave.

New Port Richey, FL 34653

(727)-656-7967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 4.           Change in Issuer’s Certifying Accountant

Item 4. Changes in Issuer’s Certifying Accountants. The Board of Directors (the “Board”) of PGD Eco Solutions, Inc. (the “Company”) recently conducted a competitive selection process to determine the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The Committee invited several public accounting firms to participate in the process. As a result of this process, the Committee approved the appointment of M N Vijaykumar (“MNV”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The decision to change accountants to MNV from Goff Backa Alfera and Company (“GBAC”) was approved by the Board, effective Feb 24, 2025. The reports of GBAC on the Company’s financial statements as of and for the fiscal years ended December 31, 2022, and December 31, 2023, did not contain an adverse opinion or disclaimer of opinion, were qualified as to the Company’s ability to continue as a going concern but were not qualified as to audit scope or accounting principles. During the two fiscal years ended December 31, 2023, and the subsequent interim period preceding such dismissal, (i) there was no disagreement with GBAC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement, if not resolved to the satisfaction of GBAC, would have caused GBAC to make reference to the subject matter of the disagreement in connection with their reports, and (ii) there were no “reportable events” within the meaning of Item 304(a) (1)(v) of Regulation S-K. The Company has provided GBAC with a copy of the disclosures contained in this Form 1-U and has requested that GBAC furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether GBAC agrees with the statements contained herein and, if not, stating the respects in which it does not agree. A copy of the letter from GBAC concurring with the statements contained herein is attached as Exhibit 16.1 to this Form 1-U. (b) During the two fiscal years ended December 31, 2023 and the subsequent interim period preceding such appointment, the Company did not consult with GBAC regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of a disagreement with GBAC or a “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PGD Eco Solutions, Inc.

By	/s/ Paul Ogorek	(Signature and Title)
CEO/Director

Date 3/25/2025

EXHIBIT: GBAC Letter